Exhibit 4.10

AMENDMENT TO COVERTIBLE PROMISSORY NOTE

DATE OF NOTE:	April 29, 2011

MAKER:	RICHFIELD OIL & GAS COMPANY

HOLDER:	MACKOV INVESTMENTS LIMITED

PRINCIPAL AMOUNT:	$200,000

INTEREST:	$50,000

DUE DATE:	June 29, 2011

In exchange for an additional loan made on or about June 3, 2011, the parties hereby agree that the Note shall be amended as follows:

PRINCIPAL AMOUNT:	$243,750

INTEREST:	$56,250

TOTAL DUE:	$300,000 payable on or before the Due Date of June 29, 2011.

Except as amended hereby the Note shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Parties have set their hands, effective as of June 3, 2011.

HOLDER:		MAKER:
MACKOV INVESTMENTS LIMITED		RICHFIELD OIL & GAS COMPANY

By:	/s/ Glenn MacNeil	By:	/s/ J. David Gowdy
	Glenn MacNeil		J. David Gowdy, President & CEO